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                       SECURITIES AND EXCHANGE COMMISSION
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                             Washington, D.C. 20549



                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                      DIVERSIFIED CORPORATE RESOURCES, INC.
                                (Name of Issuer)


                          Common Stock, Par Value $0.10
                         (Title of Class of Securities)


                                   255153 10 8
                                 (CUSIP Number)

                                 Mark D. Wigder
                            Jenkens & Gilchrist, P.C.
                          1445 Ross Avenue, Suite 3200
                            Dallas, Texas 75202-2799
                                 (214) 855-4500
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                January 12, 1999
             (Date of Event which Requires Filing of this Statement)






If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),(f) or (g), check the following box. [ ]

CUSIP No.         255153 10 8
                  -----------

1.   Names of Reporting Persons S.S. or I.R.S.  Identification  Nos. of Persons:
     DCRI L.P. No. 2, Inc., a Texas corporation, 75-2686994

2.   Check the Appropriate Box if a Member of a Group (See Instructions): (a)[ ]
     (b)[ ]

3.   SEC Use Only
                    ------------

4.   Source of Funds (See instructions)       BK

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization    Texas


Number of Shares Beneficially
Owned by Each Reporting
Person With:

7.   Sole Voting Power                   621,700*
8.   Shared Voting Power                       0
9.   Sole Dispositive Power              601,700*
10.  Shared Dispositive Power                  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person       621,700*

12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

13.  Percent of Class Represented by Amount in Row 11       22.8%*

14.  Type of Reporting Person (See Instructions):       CO

     *Based on 2,726,397 shares of Common Stock outstanding as of April 20, 1999.


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



CUSIP No.    255153 10 8

1.   Names of Reporting Persons S.S. or I.R.S.  Identification  Nos. of Persons:
     J. Michael Moore, 450743011

2    Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
     (b) [ ]

3.   SEC Use Only
                    ----------------

4.   Source of Funds (See Instructions)       BK

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or 2 (e) [ ]

6.   Citizenship of Place of Organization         Texas


Number of Shares Beneficially Owned
by Each Reporting Person With:

7.   Sole Voting Power                                      830,032*
8.   Shared Voting Power                                          0
9.   Sole Dispositive Power                                 810,032*
10.  Shared Dispositive Power                                20,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person       830,032*

12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

13.  Percent of Class Represented by Amount in Row 11        29.3%**

14.  Type if Reporting Person (See Instructions):            IN

     *Includes 110,832 shares which are subject to options granted to Moore which are vested, or become vested, within sixty (60) days hereafer, even if not exercisable at this date.

     **Based on 2,726,397  shares of Common Stock  Outstanding,  as of April 20,
     1999






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





                         AMENDMENT NO. 2 TO SCHEDULE 13D


1.       Security and Issuer
         -------------------

         No changes.


2.       Identity and Background
         -----------------------

         No changes.

3. and Item 4.  Source and Amount of Funds or Other Consideration
-----------------------------------------------------------------

         All defined terms herein shall have the definition given to them in the
Schedule 13D (the "No. 2 Schedule 13D"), which was filed March 26, 1993, as amended by Amendment No. 1 to the No. 2 Schedule 13D (the "First Amendment"), which was filed on November 10, 1997. The First Amendment constituted the initial Schedule 13D for Moore.

         This Amendment No. 2 to Schedule 13D is being filed to report, inter alia, a transaction which involved (a) Compass Bank (the "Bank") loaning up to $500,000 to No. 2 with such loan secured by 165,000 shares of Common Stock (the "Compass Bank Loan"), (b) the Company agreeing to purchase from the Bank the loan documents between the Bank, No.2 and Moore, including the promissory notes involved, in the event of a default thereunder by No. 2 and Moore, (c) Moore using part of the proceeds of the Compass Bank Loan to exercise options to purchase 72,500 shares of Common Stock from the Company at $2.50 per share, (d) No. 2 pledging to the Company an additional 50,000 shares of Common Stock to provide additional security to the Company in the event that No. 2 and Moore default in their obligations to the Bank, (e) No. 2 conveying to the Company 5,000 shares of Common Stock as consideration for the Company entering into the aforementioned agreement with the Bank, and (f) Moore waiving the right to be able to exercise options to purchase 5,000 shares of Common Stock from the Company at $2.50 per share. The Compass Bank Loan will become due on May 15, 2000. All of the foregoing matters are discussed in the Company's Form 8-K, filed with the Securities and Exchange Commission on or about January 28, 1999 (such discussion is hereby incorporated by reference).

         Pursuant to the loan documents relating to the Imperial Loan, No. 2 paid Imperial Bank $750,000 of the principal amount of the Imperial Loan plus a prepayment of interest calculated through June 29, 1998 from the proceeds of the Offering. In January 1999, an additional 5,000 shares of Common Stock were conveyed by No. 2 to Imperial Bank as consideration related to Imperial Bank renewing and extending the Imperial Loan. No. 2 has pledged 250,000 shares of Common Stock to secure the Imperial Loan. The remaining $750,000 principal balance of the Imperial Loan is due July 8, 1999.

         In October 1998, No. 2 borrowed $875,000 (the Bank One Loan") from Bank One Texas N.A. ("Bank One") and used the proceeds to pay $750,000 of the principal of, and both accrued and prepaid interest on, the Imperial Loan. To secure repayment of the Bank One Loan, No. 2 has (a) pledged as collateral 175,000 shares of Common Stock, and (b) agreed that the aggegate value of the pledged securities will not be less than eighty percent (80%) of the unpaid amount of the Bank One Loan. The outstanding principal balance of the Bank One Loan is $875,000 and such loan is due July 10, 1999.

         At this time, No. 2 and Moore contemplate that each of the Imperial Loan, the Bank One Loan and the Compass Bank Loan will be renewed and the maturity date of each loan extended at the time of the current maturity of each of such loans. In the event that one or more of these loans is not renewed, it could become necessary for No. 2 or Moore to sell shares of Common Stock to repay such obligations in whole or in part. If No. 2 and Moore are unable to repay any portion of these loans when required, it is possible that any one or more of the three banks involved could foreclose upon the shares of Common Stock pledged to them as collateral. If the market value of the Common Stock declines in the future, it is possible that No. 2 and Moore could become obligated to pledge, to one or more of the three banks involved, additional shares of Common Stock as collateral for such loans. If No. 2 and Moore were unable to pledge additional shares of Common Stock, if and to the extent required as aforesaid, such inaction would constitute a default under the terms of the loan transactions involved, and could result in the acceleration of the repayment obligations under one or more of the loans involved.

         In addition to the shares of Common Stock beneficially owned by No. 2, Moore beneficially owns 208,332 shares of Common Stock; such shares include 110,832 shares of Common Stock that are subject to options which have been granted to Moore, pursuant to the Company's Amended and Restated 1996 Nonqualified Stock Option Plan and the Company's 1998 Nonqualified Stock Option Plan (collectively, the "Nonqualified Plans"), and which are vested, or become vested within sixty (60) days from the date of execution of this Schedule 13D, even if not exercisable at this date. In three (3) private transactions occurring in April, May and July of 1997, Moore sold 25,000 of such shares of Common Stock in the aggregate to certain parties at a per share price of $2.50 per share. The Company has granted to Moore options to purchase an aggregate of 177,500 shares of Common Stock pursuant to the Nonqualified Plans as follows:
(a) 46,500 shares are now exercisable at $4.00 per share, (b) 31,000 shares are fully vested, but may not be exercised prior to October 23, 1999, at $5.125 per share (such shares were initially exercisable at $8.00 per share but the option price was re-priced at $5.125 per share on October 23, 1998), and (c) 100,000 shares, which are exercisable at $12.75 per share, vest at the rate of 8,333 shares per quarter commencing June 30, 1998; the option on 100,000 shares was reduced, on April 20, 1999, to options on 62,500 shares.

         Whether the Reporting Persons purchase or otherwise acquire of dispose of additional shares of Common Stock, the amount, method and timing of any such purchases or acquisitions will depend upon the Reporting Persons' continuing assessment of pertinent factors, including, among other things: the availability of such shares for purchase or acquisition at particular price levels or upon particular terms; the business and prospects of the Reporting Persons and the Company; other business and investment opportunities available to the Reporting Persons; economic conditions; money market and stock market condition; the attitude and actions of other shareholders of the Company; the availability and nature of opportunities to dispose of Common Stock; and other plans and requirements of the Reporting Persons. Depending upon their assessment of these factors from time to time and the provisions of the loan documents related to the Compass Bank Loan, the Imperial Loan and the Bank One Loan, the Reporting Persons may elect to acquire additional shares of Common Stock (by means of privately negotiated purchases of shares, market purchases, a tender offer, a merger or otherwise) or to dispose of some or all of their shares of Common Stock.

         Other than as mentioned above, neither the Reporting Persons, nor, to the best knowledge of such persons, any of the other Instruction C Individuals have any present plans or proposals that relate to or would result in:


          (a) The acquisition or distribution by any persons of additional securities of the Company;

          (b)  Any  extraordinary  corporate  transactions,   such  as  mergers,
               reorganizations or liquidations, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) A change in the current board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the current capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g) Changes in the Company's articles or bylaws or other actions that may impede the acquisition of control of the Company by any person;

          (h) Causing a class of the Company's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Securities and Exchange Act of 1934; or

          (j)  Any action similar to those enumerated above.

5.       Interest in Securities of the Issuer
         ------------------------------------

          a.   Number and Percentage of Securities Owned:
               -----------------------------------------

               (i) The aggregate number of shares of Common Stock owned beneficially and of record by No.2 is 621,700 shares of Common Stock (including 20,000 shares of Common Stock subject to the Hunter Option) amounting to approximately 22.8% of the shares of

                    Common  Stock   outstanding,   based  on  2,726,397   shares
                    outstanding as of April 20, 1999.

               (ii) The aggregate number of shares of Common Stock  beneficially owned by Moore is 830,032 shares in Common Stock, amounting to approximately 29.3% of the Common Stock outstanding, based on 2,726,397 shares outstanding as of April 20, 1999. Such number of shares beneficially owned is based on Moore's record and beneficial ownership in his individual capacity of 97,500 shares of Common Stock and options to purchase 110,832 shares of Common Stock that are vested as of the date hereof, or will become vested within sixty (60) days from the date of this Schedule 13D (including options to purchase shares of Common Stock not exercisable until October 23, 1999).

          b.   Type of Ownership:

               No Changes.

6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         No changes.

7.   Material to be Filed as Exhibits
     --------------------------------

          *    1.   Agreement regarding filing of Schedule 13D;

               2. Imperial Bank Documents (filed with the First Amendment on November 10, 1997):

                    a.   Commitment Letter:       June 27, 1997
                    b.   Commitment Letter:       July 21, 1997
                    c.   Credit Terms and Conditions
                    d.   Note
                    e.   General Security Agreement
                    f.   Option to Purchase Stock
                    g.   Amendment No. 1

               3.   Compass Bank documents:

                    a. Note Purchase Agreement dated as of January 12, 1999 among the Company, Compass Bank and DCRI L.P. No. 2 Inc. (Incorporated by reference to Exhibit 10.1 of the Company's Form 8- K filed on January 28, 1999)

                    b. Pledge Agreement dated as of January 12, 1999 between Compass Bank and DCRI L.P. No. 2, Inc. (Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed on January 28, 1999)

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



                    c. Bank Transaction Agreement dated as of January 12, 1999 among the Company, DCRI L.P. No. 2, Inc. and J. Michael Moore (Incorporated by reference to Exhibit 10.3 of the Company's Form 8-K filed on January 28, 1999)



*  filed herewith

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               Date: June 23rd, 1999

                                                DCRI  L.P.  No. 2, Inc.

                                                By:      /s/  J. Michael Moore
                                                        ------------------------
                                                        J. Michael Moore
                                                        Chief Executive Officer

                                                        /s/ J. Michael Moore
                                                        ------------------------
                                                        J. Michael Moore





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